

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Timothy Boswell
President and Chief Financial Officer
WillScot Holdings Corp
4646 E. Van Buren Street
Suite 400
Phoenix, AZ 85008

> **Re: WillScot Holdings Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-37552**

Dear Timothy Boswell:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services